HANNA INVESTMENT TRUST

PALADIN LONG SHORT FUND

FINANCIAL STATEMENT

November 17, 2011

FINANCIAL STATEMENT

HANNA INVESTMENT TRUST

Paladin Long Short Fund
Statement of Assets and Liabilities

November 17, 2011
Assets:
Cash	$ 100,000
Total Assets	100,000

Liabilities:	$ --

Net Assets	$ 100,000
Net Assets consist of:
Paid in Capital	$ 100,000
Total Net Assets	$ 100,000

Shares Outstanding, $0.001 par value (unlimited authorized shares)	10,000
Net Asset Value, Offering Price and Redemption Price Per Share:	$ 100,000

See Notes to Financial Statement

Notes to Financial Statement

November 17, 2011

(1)           ORGANIZATION

Paladin Long Short Fund (the “Fund”), a non-diversified series of the Hanna Investment Trust (the "Trust"), is an open-ended management investment company.  The Trust was established as a Delaware statutory trust under an Agreement and Declaration of Trust on August 3, 2010, and is registered under the Investment Company Act of 1940, as amended.  The Fund has had no operations since that date other than those relating to organizational matters, including the issuance of 10,000 shares at $10.00 per share.  The Fund's investment advisor has paid all organizational costs.

(2)           SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of significant accounting policies used in preparing the financial statement.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Federal Income taxes

The Fund intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended, and, if so qualified, will not be liable for federal income taxes to the extent earnings are distributed to shareholders on a timely basis.

Indemnification

The Trust indemnifies its officers and trustees for certain liabilities that may arise from the performance of their duties to the Trust. Additionally, in the normal course of business, a Fund enters into contracts that contain a variety of representations and warranties which provide general indemnities. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss due to these warranties and indemnities to be remote

(3)           INVESTMENT ADVISORY

As full compensation for the investment advisory services provided to the Fund, the Advisor receives monthly compensation in the form of a variable performance-based incentive fee (“Variable Advisory Fee”) that is comprised of two separate component fees: (i) a base rate of 1.25% of the average daily net assets of the Fund (“Fulcrum Fee”) and (ii) a performance incentive fee as set forth below (“Performance Fee”).

The Performance Fee functions as an adjustment to the Fulcrum Fee and is based on the Fund’s performance relative to the performance of the Russell 1000 Index over a 12-month rolling measuring period (“Measuring Period”).  The Measuring Period operates such that when each subsequent calendar month is added to the Measuring Period on a rolling basis, the earliest calendar month in the previous Measuring Period is dropped.  On December 1, 2012, the relevant Measuring Period would be from December 1, 2011 through November 30, 2012 and on January 1, 2013, the relevant Measuring Period would be from January 1, 2012 through December 31, 2012.  Thus, the Performance Fee, and in turn the Variable Advisory Fee, will periodically increase or decrease depending on how well the Fund performs relative to the Russell 1000 Index for the Measuring Period.

Notes to Financial Statement

November 17, 2011

The Performance Fee is calculated by multiplying a “Performance Adjustment Rate” by the average daily net assets of the Fund over the Measuring Period.  The Performance Adjustment Rate will vary with the Fund’s performance as compared to the performance of the Russell 1000 Index as published on the close of the market on the last day of the Measuring Period, with dividends reinvested, and will range from -0.20% to +0.20%.  The Performance Adjustment Rate will be calculated at 2.00% of the cumulative difference between the performance of the Fund and the Russell 1000 Index over the Measuring Period, except that no performance adjustment will be paid if the cumulative difference between the Fund’s performance and that of the Russell 1000 Index is +/ 2.00%.  The factor of 2.00% is derived from the fact that the Advisor will achieve the maximum/minimum Performance Adjustment Rate when the cumulative total return difference between the Fund and the Russell 1000 Index is +/ 10.00% over the Measuring Period (i.e., 0.20% divided by 10.00% = 2.00%).  To illustrate this point, if the Russell 1000 Index returned 5.00% over the Measuring Period, the Fund would have to return at least 15.00% in order for the Advisor to receive the maximum Variable Advisory Fee of 1.45%.  Conversely, if the Russell 1000 Index returned the same 5.00% over the Measuring Period, the Advisor would receive the minimum Variable Advisory Fee of 1.05% if the Fund returned 5.00% or less.    While the calculation of the Performance Fee is based upon the 12-month Measuring Period, the Variable Advisory Fee is paid on a monthly basis.  The Performance Fee is thus prorated to reflect a monthly installment of the fee before being used to determine the Variable Advisory Fee.

The Performance Adjustment Rate is applied to the average daily net assets for the Measuring Period, which is typically different from the average daily net assets for the fiscal year to date used to calculate the Fulcrum Fee.  Consequently, if Fund assets were declining and average assets over the Measuring Period were greater than current net assets, and the Fund underperformed the index, the Advisor could owe the Fund money.  Likewise, if assets were declining and the Fund outperformed the index, the total advisory fee paid would be greater than 1.45% of current net assets.

(4)           FUND ACCOUNTING AND ADMINISTRATION

The Trust has entered into a Fund Accounting and Administration Agreement with The Nottingham Company (“Administrator”).  The Administrator assists the Trust in the performance of its administrative responsibilities to the Fund, coordinates and pays for the services of each vendor and the operating expense to the Fund, and provides the Fund with certain administrative, fund accounting, and compliance services.  As part of its services and consolidated fee arrangement, the Administrator receives compensation based on the Fund's average daily net assets.  The annual rate is 0.600% if the average daily net assets are under $40 million and gradually decreases to an annual rate of 0.105% if the average daily net assets are $1.135 billion or more.  The fee paid to the Administrator is calculated by multiplying the average daily net assets of the Fund by the highest applicable annual rate.

The Administrator pays all expenses not assumed by the Advisor, including, without limitation: the fees and expenses of its independent accountants and of its legal counsel; the costs of printing and mailing to shareholders annual and semi-annual reports, proxy statements, prospectuses, statements of additional information and supplements thereto; the costs of printing registration statements; bank transaction charges and custodian’s fees; any proxy solicitors’ fees and expenses; ongoing filing fees; any federal, state or local income or other taxes; any interest; any membership fees of the Investment Company Institute and similar organizations; fidelity bond and Trustees’ liability insurance premiums.

In addition, the Advisor has entered into an Operating Plan with the Fund’s Administrator, through August 1, 2013, under which it has agreed to make payments to the Administrator when the Fund is at lower asset levels and assumes certain expenses of the Fund in order to help limit the Fund’s operating expenses to 0.60%, exclusive of management fees and 12b-1 fees. The Operating Plan may be terminated by either party at the conclusion of the then current term upon (i) written notice of non-renewal to the other party not

Notes to Financial Statement

November 17, 2011

less than sixty days prior to the end of the term, or (ii) mutual written agreement of the parties. The Operating Plan can only be terminated prior to the conclusion of the current term with the approval of the Fund’s Board of Trustees. The Advisor cannot recoup from the Fund any amounts paid by the Advisor to the Administrator under the Operating Plan. In part because of the Advisor’s obligations under the Operating Plan, the Trustees review the financial condition of the Advisor, including its stability and profitability, when considering the approval of the Operating Plan.

(5)           DISTRIBUTION AGREEMENT

The Trust has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act for the Fund (the “Plan”).  Pursuant to the Plan, the Fund is authorized to pay the Distributor a fee at an annual rate of 0.25% of average daily net assets of the Fund. Such fees are to be paid by the Fund monthly, or at such other intervals, as the Board shall determine. Such fees shall be based upon the average daily net assets of the Fund during the preceding month, and shall be calculated and accrued daily.